April 7, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re:	Beazer Homes USA, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed on November 5, 2010

File No.: 001-12822

Dear Ms. Long:

This letter is being submitted on behalf of Beazer Homes USA, Inc. (the “Company”), in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 25, 2011 (the “Comment Letter”) with respect to the above-referenced Form 10-K, filed by the Company.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we,” “us,” and “our” in the responses refer to the Company.

Securities and Exchange Commission

April 7, 2011

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2010

Item 3. Legal Proceedings, page 24

1.	In future filings, please include all of the information required by Regulation S-K Item 103 for each of the material pending legal proceedings you disclose in this section. For example, for the ERISA class actions, such disclosure should include the name of the court or agency in which the proceedings are pending, the relief sought and the material terms of the settlement.

Response

In future filings, the Company will provide the information required by Regulation S-K Item 103. The Company believes that it has been in compliance with Item 103 in all material respects. With respect to the ERISA class actions specifically referenced in the letter, since the filing of the first ERISA lawsuit in April of 2007, the Company has disclosed in its periodic filings the information required by Regulation S-K Item 103, including the court in which the proceedings were pending and the relief sought. A shortened disclosure contained in the Company’s Form 10-K referenced by the Staff was made only upon reporting the settlement of the litigation on economic terms that were not material to the Company and pursuant to which the Company did not acknowledge liability or fault.

2.

We note that you filed a current report on Form 8-K on March 3, 2011 to disclose your issuance of a press release announcing that your president and chief executive officer reached a resolution with the U.S. Securities and Exchange Commission regarding a claim under Section 304 of the Sarbanes-Oxley Act. We also note the current report on Form 8-K that you filed on November 13, 2009 [sic][1] concerning this matter. Please tell us what consideration you gave to disclosing this matter in your periodic reports. In this regard, we draw your attention to Instruction 4 to Item 103 of the Regulation S-K.

Response

The Company considered whether disclosure in periodic filings was required or appropriate and consulted with outside counsel. Subsequent to the Company’s filing of our Form 10-K on November 10, 2009, on November 13, 2009, Mr. McCarthy received a Wells notice from the SEC of a possible clawback action under Sarbanes Oxley section 304. The Company’s November 16, 2009 8-K filing was made to disclose that fact which we considered might be material to investors and therefore a

[1]	The correct date of this filing was November 16, 2009.

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April 7, 2011

fact that should be made public prior to the Company’s next periodic filing which would have been several months later. At the time we made this decision, we noted that, by the terms of the Wells notice itself, the SEC had not decided to initiate any proceeding against Mr. McCarthy and, importantly, the Company was not a subject of the investigation. During the ensuing period, the Company was not involved in discussions with the SEC on this issue as Mr. McCarthy was represented by his personal attorney. When we were informed of the resolution of the investigation by such counsel and after the SEC announced the settlement, we issued our press release and filed the 8-K in question. No proceedings were initiated against Mr. McCarthy except the complaint accompanying the consent decree and the Company was not a party, adverse or otherwise, to such complaint.

Item 6. Selected Financial Data, page 29

3.	On page 25, you indicate Adjusted EBITDA enables holders of your securities to better understand the cash implications of your operating performance and your ability to service debt obligations as they currently exist and as additional indebtedness is incurred in the future. It appears that you use Adjusted EBITDA as a liquidity measure in your filing. If so, please identify Adjusted EBITDA as a non-GAAP liquidity measure and provide a reconciliation of Adjusted EBITDA to cash flow from operations. Please refer to Item 10(e)(1) of Regulation S-K.

Response

On page 25 of the Form 10-K, the Company indicated that “the magnitude and volatility of non-cash inventory impairment and abandonment charges for the Company, and for other home builders, have been significant in recent periods and, as such, have made financial analysis of our industry more difficult. Adjusted EBITDA, and other similar presentations by analysts and other companies, is frequently used to assist investors in understanding and comparing the operating characteristics of homebuilding activities by eliminating many of the differences in companies’ respective capitalization, tax position and level of impairments.”

Management believes the Company’s presentation of Adjusted EBITDA helps to indicate the Company’s baseline performance in that the measures provide a consistent means of comparing performance. The Company also believes that Adjusted EBITDA aids investors’ overall understanding of the Company’s results by providing transparency for items such as inventory impairment and abandonment charges, interest amortized to home construction and land sales expenses and joint venture impairment charges. Management also uses this non-GAAP measure to assist in making operating decisions.

Securities and Exchange Commission

April 7, 2011

Given that, as described above, the Company views Adjusted EBITDA as an operational metric, the Company believes that the comparison to Net (loss) income as presented is the most appropriate reconciliation measure for Adjusted EBITDA. The Company will update our disclosure in future filings with disclosure similar to the following language:

“EBIT (earnings before interest and taxes) equals net (loss) income before (a) previously capitalized interest amortized to home construction and land sales expenses, capitalized interest impaired and interest expense not qualified for capitalization and (b) income taxes. Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization and impairments) is calculated by adding non-cash charges, including depreciation, amortization, inventory impairment and abandonment charges, goodwill impairments and joint venture impairment charges for the period to EBIT. EBIT and Adjusted EBITDA are not GAAP financial measures. EBIT and Adjusted EBITDA should not be considered alternatives to net income determined in accordance with GAAP as an indicator of operating performance. Because some analysts and companies may not calculate EBIT and Adjusted EBITDA in the same manner as Beazer Homes, the EBIT and Adjusted EBITDA information presented above may not be comparable to similar presentations by others.

The magnitude and volatility of non-cash inventory impairment and abandonment charges, goodwill impairments and joint venture impairment charges for the Company, and for other home builders, have been significant in recent periods and, as such, have made financial analysis of our industry more difficult. Adjusted EBITDA, and other similar presentations by analysts and other companies, is frequently used to assist investors in understanding and comparing the operating characteristics of home building activities by eliminating many of the differences in companies’ respective capitalization, tax position and level of impairments. Management believes this non-GAAP measure is an indication of the Company’s baseline performance in that the measure provides a consistent means of comparing performance between periods and competitors. The Company also believes that Adjusted EBITDA aids investors’ overall understanding of the Company’s results by providing transparency for items such as inventory impairment and abandonment charges, interest amortized to home construction and land sales expenses and joint venture impairment charges. Management uses this non-GAAP measure to assist in the evaluation of the performance of our business segments and to make operating decisions. As a result, the Company has reconciled EBIT and Adjusted EBITDA to net (loss) income, the most directly comparable GAAP measure as follows:…”

Securities and Exchange Commission

April 7, 2011

Item 7. Management’s Discussion and Analysis . . . . page 31

Items Impacting Comparability Between Periods, page 38

Fiscal 2010 versus 2009, page 45

4.	In future filings, to the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimates when determining such valuation adjustments, please provide investors with a discussion and analysis regarding the favorable impact to gross profit, including the corresponding amount. Please refer to Items 303(A)(3)(i) and (ii) of Regulation S-K for guidance.

Response

The Company understands the importance of providing quantitative and qualitative disclosures that convey to investors the current and ongoing risks related to the recoverability of our homebuilding assets. In addition, the Company understands the importance of providing investors with information to help them evaluate our gross profit performance relative to current market conditions to enable them to attempt to assess the performance of our communities.

The impairments recorded in any period reflect management’s best estimates of the recoverability of a specific community tested based on the future cash flows of such community. The assumptions and estimates made to produce the cash flow estimates are by their nature subjective and specific to each community’s location, product type, target customer and competition as of a point in time and related to the community as a whole. Homes within those communities vary by lot position, product type, customer-specific upgrades selected, etc., all of which are factored into the overall revenue and gross profit assumptions in our impairment analysis.

Revenue and costs from each individual home closed will not necessarily approximate the average project-level revenue and costs utilized in the impairment calculation. Also, as business and market conditions change, we may make business decisions to respond to customer preferences or changes in local competition which may not correlate to the assumptions previously made in our impairment analysis. These changes, together with the aforementioned difference in actual versus average revenues/costs, impact the revenue and gross profit recognized at the time of each home closing as compared to the original estimates in each specific community’s impairment analysis.

Although we will endeavor to continue to improve our disclosures related to our gross profit analysis of homes closed, we believe that disclosing the amount to which revenues recognized exceeded our valuation adjustment estimates and the related favorable impact on gross profit could not be provided without potential misinterpretation by the users of the financial statements.

Securities and Exchange Commission

April 7, 2011

Land Sales and Other Revenues, page 45

5.	In future filings, please clarify what “n/m” signifies in the table on page 46.

Response

The Company will add a footnote to our disclosure to include the definition of “n/m” (not meaningful) in our future filings, including our interim filings where applicable.

Liquidity and Capital Resources, page 46

6.	Cash flows provided by operating activities was $69.7 million for the year ended September 30, 2010 compared to cash flows provided by operating activities of $93.8 million for the year ended September 30, 2009. Please expand this disclosure to discuss the components that resulted in the decrease in cash flows provided by operations as well as the underlying reasons for changes in these components, with specific discussions for trade receivables, inventory, other assets, trade accounts payable and other liabilities. Please revise your disclosure for all periods presented.

Response

The Company acknowledges the Staff’s comment and will, in future filings, include a discussion and analysis of the Company’s operating cash flows for each period presented. The Company will discuss and explain material changes in working capital and the primary drivers of those changes similar to the following:

“During fiscal 2010, our net cash provided by operating activities was $69.7 million compared to $93.8 million during fiscal 2009 and $315.6 million during fiscal 2008. A significant portion of our net cash provided by operating activities was due to the receipt of federal income tax refunds totaling $135.8 million, $172.5 million and $59.2 million for the fiscal years ended September 30, 2010, 2009 and 2008, respectively. Our net cash from operating activities was also impacted by reductions in inventory (excluding inventory impairments and abandonment charges and decreases in consolidated inventory not owned) related primarily to home closings and the timing differences between the closeout of older communities and the start-up of new communities; and changes in accounts receivable and other assets primarily related to collection of amounts due from land sales and release of utility deposits. Partially offsetting our cash provided by operations were decreases in trade accounts payables and other liabilities related to the reduction in inventory and related development expenditures as of each period end.”

Securities and Exchange Commission

April 7, 2011

Item 8. Financial Statements and Supplementary Data, page 51

(1) Summary of Significant Accounting Policies, page 55

Stock-Based Compensation, page 60

7.	You disclosed that cash-settled awards granted to employees are initially valued based on the market price of the underlying common stock on the date of the grant and are adjusted to fair value until vested. Please tell us and disclose what consideration you gave to ASC 718-30 in accounting for these cash-settled awards.

Response

As of September 30, 2010, the Company had no cash-settled stock awards outstanding and did not grant any such awards during fiscal 2010. As a result, we will include the following statement in our future filings: “Although the Company may from time to time grant cash-settled awards to employees, for the fiscal years ending and as of September 30, 2008, 2009 and 2010, there were no such awards either granted or outstanding.” The Company will also expand the disclosure in future filings, including interim filings, to include consideration given to ASC 718-30 with respect to any future grants of cash-settled awards, as applicable.

(3) Investments in Unconsolidated Joint Ventures, page 62

8.	On page 64, you indicate that you have not recorded a liability for the contingent aspects of any guarantee that you determined were reasonably possible but not probable. Please revise your disclosure to provide a range of reasonably possible losses or additional loss; or state that such a loss cannot be estimated. Refer to ASC 450-20-50.

Response

In the table on page 62, the Company has disclosed our estimate of the maximum exposure to our joint venture-related guarantees that are reasonably estimable. The range of loss for the contingent aspects of these guarantees that were reasonably possible but not probable would be from $0 to $15.8 million, the maximum estimated exposure disclosed. The Company will expand the disclosure as follows to include reference to the aforementioned maximum exposure estimates in our future filings, including our interim filings where appropriate:

“As of September 30, 2010, we have estimated that the Company’s exposure for the contingent aspect of any guarantees related to our unconsolidated joint ventures was from $0 to $15.8 million. However, we have not recorded a liability for the contingent aspect of any guarantees that we determined were reasonably possible but not probable.”

Securities and Exchange Commission

April 7, 2011

(7) Borrowings, page 69

9.	In May 2010, you issued three million 7.25% tangible equity units which comprised of prepaid stock purchase contracts and senior amortizing notes. Please tell us and disclose how you accounted for the issuance of these tangible equity units. Please cite the accounting literature used to support your conclusions.

Response

The Company’s tangible equity units (TEUs) are financial instruments which include debt and a convertible equity component. Each TEU may be separated into its two components at any time and held by different investors. As the two components of the TEUs are contractually bifurcated, the Company has accounted for the two components as separate items for financial reporting purposes and accounted for them based on their relative fair value at the date of issuance. The notes component of the tangible equity units are unsecured debt instruments and are treated as debt in accordance with ASC 470. The Company considered the guidance in ASC 480-10 and SEC Rule 5-02 in determining the accounting for and presentation of the prepaid stock purchase contract components of the TEUs as disclosed in Note 11 – Stockholders’ Equity - Common Stock Transactions as follows: “Each TEU is comprised of a prepaid stock purchase contract and a senior amortizing note due August 15, 2013 (see Note 7 for discussion of the amortizing notes) which are legally separable and detachable. The prepaid stock purchase contracts will convert to Beazer Homes stock on August 15, 2013 based on the applicable settlement factor, as defined in the offering agreement, which will be between 3.5126 shares per unit and 4.3029 shares per unit. We have accounted for the prepaid stock purchase contracts as equity and recorded $57.4 million, the initial fair value of these contracts, based on the relative fair value method, as additional paid in capital as of September 30, 2010.”

Mandatory Convertible Subordinated Notes, page 71

10.	You indicated that holders of the mandatory convertible subordinated notes have the right to convert their notes, in whole or in part, at any time prior to maturity, into shares of common stock at a variable conversion rate based on the price of stock. Please disclose and tell us what consideration you gave to ASC 470-20 in accounting for your variable conversion feature. Please also disclose whether there is a beneficial conversion feature associated with your convertible debt.

Securities and Exchange Commission

April 7, 2011

Response

Our convertible debt has the following characteristics:

•	The security was sold at a price or has a value at issuance not significantly in excess of the face amount.

•	It bears an interest rate that is lower than the issuer could obtain for nonconvertible debt, because the investor has potential upside from the conversion feature and limited downside.

•	When converted, the Company must deliver shares of the Company’s stock to the investor.

•	The initial conversion price of the security was greater than the market value of the common stock at time of issuance.

•	The conversion price does not decrease (except pursuant to antidilution provisions).

•	The securities are subordinated to nonconvertible debt and the conversion feature is non-detachable.

•

The securities are convertible by the holder into the Company’s common stock at a fixed minimum conversion price at any time prior to maturity. Each note, unless previously converted, will automatically convert on the stated maturity date into the Company’s common stock at a defined conversion price related to the then current price of the common stock. The maturity date conversion has fixed minimum and maximum conversion rates based on the initial price and a “threshold appreciation” price related to the then current price of the common stock.

The Company considered ASC 470-20 in our accounting for our Mandatory Convertible Notes and determined that there was no beneficial conversion feature associated with the debt and that the debt should be accounted for as convertible debt. The existence of the maturity date conversion rates does not preclude this accounting since, excluding antidulution provisions, at no time does the value of the investor’s position in the securities fall below his/her initial investment. In future filings, as applicable, we will update our disclosure as follows:

“Mandatory Convertible Subordinated Notes — On January 12, 2010, we issued $57.5 million aggregate principal amount of 7  1/2% Mandatory Convertible Subordinated Notes due 2013 (the Mandatory Convertible Subordinated Notes).

Securities and Exchange Commission

April 7, 2011

Interest on the Mandatory Convertible Subordinated Notes is payable quarterly in cash in arrears, commencing April 15, 2010. Holders of the Mandatory Convertible Subordinated Notes have the right to convert their notes, in whole or in part, at any time prior to maturity, into shares of our common stock at a fixed conversion rate of 5.4348 shares per $25 principal amount of notes. At maturity, the remaining notes will automatically convert into the Company’s common stock at a defined conversion rate which will range from 4.4547 to 5.4348 (the initial conversion rate) shares per $25 principal amount of notes based on the then current price of the common stock. The securities are subordinated to nonconvertible debt, the conversion feature is non-detachable and there are no beneficial conversion features associated with the debt.”

Junior Subordinated Notes, page 72

11.	On January 15, 2010, you completed an exchange of $75 million of your trust preferred securities issued by Beazer Capital Trust I for a new issue of $75 million of junior subordinated notes due July 30, 2036. You indicate that the exchange was accounted for as an extinguishment of debt. Please tell us how you determined that the exchange should be accounted for as an extinguishment of debt rather than a refinance of debt. Please specifically address how you determined that terms of the new debt were substantially modified when compared to the terms of the old debt. Please also describe how you calculated the gain on extinguishment in connection with this exchange. Please provide a comprehensive explanation for your accounting treatment. Please tell us what consideration you gave to ASC 470-50-40 in determining whether your exchange represented an extinguishment of debt.

Response

In accordance with ASC 470-50, we evaluated the above exchange transaction to determine whether the terms of the debt instrument had been substantially modified such that the original debt should be considered extinguished. As there were no conversion features related to the original notes, our determination that there was a substantial modification in accordance with ASC 470-50 was based solely on the fact that the present value of the cash flows under the terms of the new debt instrument was at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. Based on our analysis, we determined that the modification of the original debt should be accounted for as an extinguishment.

We calculated the gain on extinguishment in connection with this exchange in accordance with ASC 470-50-40, determining the difference between the

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April 7, 2011

reacquisition price and the net carrying amount of the extinguished debt. In accordance with ASC 820, the reacquisition price, or fair value of the debt exchanged, was based on our estimate of the price that would be paid to transfer the liability in an orderly transaction between market participants at the measurement date. We engaged outside experts to assist the Company in determining the fair value of the debt exchanged. The gain on extinguishment was recognized in the statement of operations in the period of the extinguishment.

(9) Income Taxes, page 74

12.	You disclosed that there were deferred tax liabilities of $57.2 million as of September 30, 2010. Please tell us and disclose how these deferred tax liabilities were derived. Please also disclose whether these deferred tax liabilities contributed to the benefit generated from the $63.9 million decrease in the valuation allowance as of September 30, 2010. Please also disclose and quantify the business reasons for the changes in your provision for income taxes for each period presented within MD&A.

Response

The $57.2 million in deferred tax liabilities relates primarily to our election to defer the gain realized from the cancellation of indebtedness associated with the Company’s fiscal 2009 buy back of certain Senior Notes. This deferral was permitted under The American Recovery and Reinvestment Act of 2009 and our election represented an incremental tax benefit to the Company arising from a greater fiscal 2009 federal tax loss that was carried back to prior years. The gain from the cancellation of indebtedness will be recognized in five equal installments beginning in fiscal 2014.

The $63.9 million decrease in the valuation allowance as of September 30, 2010 resulted primarily from a reduction in valuation allowance due to the carryback of fiscal 2009’s federal tax loss and an increase in valuation allowance for fiscal 2010’s federal tax loss that are being carried forward to future years and are not more likely than not to be utilized in the future. The recognition of the benefit from the carryback of fiscal 2009 losses occurred in fiscal 2010 rather than fiscal 2009 because the law that allowed this carryback was passed in November of 2009 and the Company had not concluded that it would elect to carry back these losses until after it had filed its Form 10-K for that year.

In future filings, we will provide additional MD&A discussion of the changes in income tax (benefit)/provision between periods similar to the following:

“Our income tax assets and liabilities and related effective tax rate are affected by various factors, the most significant of which is the valuation allowance recorded

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April 7, 2011

against substantially all or our deferred tax assets. Due to the effect of our valuation allowance adjustments beginning in fiscal 2008, a comparison of our annual effective tax rates must consider the changes in our valuation allowance.

Our overall effective tax rates were 79.8%, 4.5%, and (9.7%) for fiscal years 2010, 2009, and 2008, respectively. The 79.8% effective tax rate for fiscal 2010 was primarily attributable to the five-year carryback of federal tax losses due to the expanded NOL carryback provisions contained in the Worker, Homeownership, and Business Assistance Act of 2009, enacted on November 9, 2009. These expanded NOL carryback provisions allowed us to carry back our fiscal 2009 tax losses to prior years. Absent the new legislation, the fiscal 2009 federal tax loss would have been carried forward to be available to offset future taxable income and the Company would have maintained a valuation allowance against the resulting deferred tax asset. The 4.5% effective tax rate for fiscal 2009 was primarily attributable to the finalization of various state income tax examinations and the valuation allowance against the inability to carry back any federal tax loss as of September 30, 2009. The (9.7%) effective tax rate for fiscal 2008 was primarily attributable to the standard two year carryback of certain tax losses and the finalization of various state income tax examinations. Any losses that the Company was not able to carry back to earlier years were offset by a valuation allowance.”

(13) Contingencies, page 81

Warranty Reserves, page 81

13.	You disclose that your warranty reserves include an estimate for the repair of less than 60 homes in Florida where certain of your subcontractors installed defective Chinese drywall. You indicate that you are inspecting additional homes in order to determine whether they also contain defective Chinese drywall. You also believe that the amount of additional liability, if any, is not reasonably estimable. Please help us understand why it is not possible to estimate the number of additional homes that have defective Chinese drywall. Otherwise, please disclose an estimate of the additional homes that may have Chinese drywall and an estimate of the repair costs per home.

Response

The Company has analyzed this issue extensively with its outside experts and outside counsel. We also sent communications to each homeowner in the few Beazer communities known to be affected by defective Chinese drywall in an effort to identify any further instances of defective Chinese drywall. Like most major homebuilders, the Company contracts for many of our construction activities on a

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April 7, 2011

turnkey basis including the purchase and installation of drywall. With few exceptions, the Company did not directly purchase drywall from drywall suppliers. Rather, our contractors purchased the drywall from independent suppliers, and delivered and installed this drywall into Beazer’s homes. Much of this data is unavailable or inconclusive. Accordingly, it is difficult for the Company to determine which suppliers were used by these contractors, which suppliers provided defective Chinese drywall during the time period at issue or what amounts may have been purchased from such suppliers. As a result, it is difficult for the Company to determine which Beazer communities or particular homes had Chinese drywall installed. In its investigations, the Company has often identified drywall made by a number of different manufacturers in its communities and even in individual homes—some defective Chinese drywall and some not defective Chinese drywall. Accordingly, the number of homes that may be affected by defective Chinese drywall is not reasonably estimable. In future filings, we will expand our disclosure related to defective Chinese drywall warranty estimates to include information similar to that described above.

Other Matters

14.	For each matter discussed, please tell us and revise your filing to disclose:

•	The amount of damages sought if, specified;

•	The amount of any accrual, if necessary for an understanding of the contingency;

•	The range of reasonably possible loss or additional loss; or

•	State that such a loss cannot be estimated.

If you believe that any losses are remote, please explain in your response. Refer to ASC 450-20-50 and SAB Topic 5:Y.

Response

With respect to the specific matters addressed in the Other Matters section, the Company believes that its disclosure with respect to the resolved criminal and civil investigations by the United States Attorney’s Office in the Western District of North Carolina and other state and federal agencies is complete. It is no longer pending in any court and is disclosed based on the contingent nature of the potential restitution payments.

With respect to the resolution of the request for information from the United States Environmental Protection Agency (“EPA”) pursuant to Section 308 of the Clean

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April 7, 2011

Water Act, at the time the Company filed its Form 10-K for the fiscal year ended September 30, 2010, the Company and the EPA had agreed to settle the matter and were finalizing the terms of the settlement. The Company had established an immaterial amount as an accrual, which was included in the $18.0 million accrual disclosed in the Form 10-K related to the Company’s Litigation and Other Matters. Since the filing of the Company’s Form 10-K and its Form 10-Q for the quarter ended December 31, 2010, the Company entered into a consent decree with the EPA that was filed with the United States District Court for the Middle District of Tennessee under which the Company paid a total of $925,000 and agreed to create training programs for its employees and a periodic compliance reporting system. The Company will disclose the settlement in its Form 10-Q for quarter ending March 31, 2011.

With respect to the two Administrative Orders issued by the New Jersey Department of Environmental Protection, as disclosed in the Form 10-K for the fiscal year ended September 30, 2010, the Orders assess proposed fines of $630,000 and $678,000, respectively. Although we believe we have significant defenses to the alleged violations and intend to contest the agency’s findings and proposed fines, we have established an immaterial amount as an accrual, which is included in the aforementioned $18.0 million accrual disclosed in the Form 10-K.

Finally, at the time the Company filed its Form 10-K for the fiscal year ended September 30, 2010, the Company had received fewer than 100 requests to repurchase mortgage loans from various investors which was disclosed in our Form 10-K. At that time, we had established an immaterial amount as a reserve for the repurchase of mortgage loans originated by Beazer Mortgage Company, which accrual was included in the aforementioned $18.0 million accrual disclosed in the Form 10-K. Subsequent to the filing of the Form 10-K and the Form 10-Q for the quarter ended December 31, 2010, the Company and several subsidiaries were named as defendants in a lawsuit filed by Flagstar Bank in the Circuit Court for the County of Oakland, State of Michigan. The complaint demands approximately $5 million to recover purported losses in connection with 57 residential mortgage loan transactions under theories of breach of contract, fraud/intentional misrepresentation, negligent misrepresentation, silent fraud, negligence/breach of professional duties, unjust enrichment, and civil conspiracy. These 57 residential mortgage loan transactions were previously the subject of repurchase requests and were included in the “fewer than 100” loans discussed above and previously disclosed. The existence of the litigation has not changed the fact that to date, we strongly contest the validity of the claims and have not been required to repurchase any mortgage loans. The Company intends to vigorously defend against the litigation. The Company will disclose this lawsuit and any necessary summary information in its Form 10-Q for the quarter ending March 31, 2011.

Securities and Exchange Commission

April 7, 2011

Item 9A. Controls and Procedures, page 100

Inherent Limitations over Internal Controls, page 101

15.	We note your statement that your “system of controls is designed to provide reasonable, not absolute assurance regarding the reliability and integrity of accounting and financial reporting.” Please confirm to us that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in the Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment in future filings.

Response

We confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable level. We will include the following disclosure in our Fiscal 2011 Form 10-K:

“Management, under the supervision and with the participation of its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Act), as of the end of the period covered by this report. Management concluded that, as of September 30, 201X, the Company’s disclosure controls and procedures were effective at a reasonable assurance level.”

Item 15. Exhibits and Financial Statement Schedules, page 103

16.	We note that you do not appear to have publicly filed all of the schedules and exhibits to your amended and restated credit agreement listed as Exhibit 10.31. Please file your complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Securities and Exchange Commission

April 7, 2011

Response

The Company has previously filed all of the schedules and exhibits to our amended and restated credit agreement listed as Exhibit 10.31 to the Form 10-K in Exhibit 10.32 to our Form S-4/A filed on February 23, 2010. The exhibit (Exhibit 10.2 of the Company’s Form 10-Q for the quarter ended June 30, 2009) incorporated by reference into the 10-K was listed in error. In future filings, the Company will incorporate by reference Exhibit 10.32 to its Form S-4/A filed on February 23, 2010 when referring to the amended and restated credit agreement.

Exhibits 31.1 and 31.2

17.	In future filings, please ensure that your certifying officers submit these certifications exactly as they appear in Item 601(b)(31) of Regulation S-K. In this regard, we note paragraph 4(d) should discuss the registrant’s “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” instead of the registrant’s “fourth fiscal quarter of the fiscal year ended September 30, 2010”. This comment also applies to your quarterly report on Form 10-Q for the quarterly period ended December 31, 2010.

Response

In response to the Staff’s comments above, we will update the language in our exhibits 31.1 and 31.2 in our future periodic filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

18.	Please tell us what consideration you gave to discussing and analyzing the employment agreements referenced on page 43 of your proxy statement for your 2011 stockholders meeting. We note that the reference on page 43 indicates that the agreements set forth terms of employment relating to base salary, bonus and benefits. In addition, with a view towards future disclosure, please provide us with a summary of the material terms and conditions of the employment agreements.

Response

The Company considered applicable rules under Regulation S-K and the proxy disclosure rules and concluded that disclosure of the material terms of such employment agreements was required. The Company believes that the description of the employment agreements contained in the Proxy Statement (pages 43-45)

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April 7, 2011

coupled with the data provided in the Proxy Statement with respect to base salary, bonus and other benefits sets forth all material terms and conditions of the employment agreements.

Role of Compensation Consultant, page 31

19.	With a view towards future disclosure, please clarify for us whether your compensation committee or board approved management’s decision to retain PWC to provide tax and recapitalization transaction consulting services. We note your disclosure that the chairman of the compensation committee consented to such retention. Please see Item 407(e)(3) of Regulation S-K.

Response

The Chairman of our Compensation Committee, acting pursuant to a delegation of authority from the Compensation Committee, approved management’s decision to retain PWC to provide the tax and recapitalization consulting services described on page 31 of our Proxy Statement for our 2011 Annual Meeting of Stockholders. Future disclosures will clarify whether the Compensation Committee or the Board of Directors approved such decisions by management.

Elements of Executive Compensation – Fiscal Year 2010, page 31

20.	We note your statement on page 31 that your compensation committee “did not adhere to any set formulas or formal allocations for any one component within the total amount of an NEO’s overall compensation.” We further note that the determination of the awards under the Bonus Plan appears to have been largely, if not exclusively, driven by the application of the formula discussed in your proxy statement for your 2010 stockholders meeting. With a view towards future disclosure, please reconcile for us this apparent inconsistency.

Response

The statement on page 31 of the Proxy Statement in prefatory language to each component of executive compensation was intended to connote that the Compensation Committee did not bind itself to set formulas or allocations of the various components that comprise the executive compensation program. An example would be if the Committee determined that overall compensation must consist of 40% base salary, 25% annual cash bonus and 35% equity. As noted in the Staff’s comment (and as demonstrated by the response to Comment No. 22) payments under the Bonus plan component of overall compensation were almost exclusively determined by whether actual performance achieved met the pre-established goals. In future disclosure such distinctions will be made clearer and more transparent.

Securities and Exchange Commission

April 7, 2011

21.	We note your peer group disclosure on pages 31 and 32. With a view towards future disclosure, please tell us what impact the peer group data had on your compensation decisions for fiscal year 2010. In doing so, please clarify the extent to which your compensation decisions were derived from or based on a comparison to per companies, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent any specific elements of compensation were tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of the Regulation S-K, which can be found on our website.

Response

The Compensation Committee determined that the peer group data was useful in the consideration of the reasonableness of our executive compensation practices. Therefore, the Compensation Committee reviewed this data and also considered special or differentiating circumstances, such as those described on pages 16-17 and 32-33 (“Equity-Based Long-Term Incentives”) of the 2011 Proxy Statement, that existed within the Company. Elements of our executive compensation were not strictly tied to benchmarks from the peer group. Compensation levels for Beazer’s NEOs were not established based on industry practices alone. In future filings, we will clarify the impact of peer group data on compensation decisions.

Annual Incentive Compensation, page 32

22.	With a view towards future disclosure, please provide us with a materially complete discussion and analysis of how you determined the amounts of the fiscal year 2010 cash awards for each named executive officer under your bonus plan. You should provide sufficient detail and explanation to enable us to understand how you determined the amount shown in the summary compensation table. In this regard, it may be helpful to include an illustration to demonstrate the operation of the formula used to determine the size of a payout under your incentive plan.

Response

The amounts of the fiscal 2010 annual incentive compensation awards were determined by the level of performance in each of four key metrics as noted on page

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April 7, 2011

32 of the Proxy Statement. Each of those metrics was assigned a relative weighting as a percentage of the total award at the target award level. Those weightings are: (1) Economic Profit Account- 33%, (2) Extinguishment or extension of debt maturities- 26.7%, (3) Transactions to improve tangible net worth- 26.7%, and (4) Accessing new growth capital- 13.3%. The 2010 Incentive Compensation Plan allowed each NEO to qualify, based on performance against the plan metrics, for a target bonus potential of 100% of the NEO’s base salary. The maximum bonus potential for each NEO, encompassing performance levels from all metrics within the incentive compensation plan, was 150% of base salary. In addition, the plan contained a “holdback” provision which specified: A holdback of 50% of any bonus amount in excess of 100% of base salary will be applied, and the participant will receive the holdback when fiscal 2011 annual bonus payments are made, contingent upon:

a.	Corporate fiscal 2011 EBIT is greater than Corporate fiscal 2010 EBIT, and

b.	The participant remains an active employee at the time fiscal 2011 annual bonus payments are made. Separation for any reason except separation as a result of a Change In Control (as defined in the Company’s standard “Change In Control” agreement), voluntary or involuntary, will cause the participant to forfeit any holdback payment.

Securities and Exchange Commission

April 7, 2011

The performance levels and resulting incentive award amounts are illustrated below:

A. Economic Profit Account (EPA)

EPA Target	$57,659,952
EPA Achieved	$58,466,448
% to Target	101.4%

B. Extinguishment or Extension of Debt Maturities

Threshold	$375,000,000
Target	$500,000,000
Extinguishment/ Extension of Maturities Achieved	$561,655,000
% to Target	112.3%

C. Transactions to Improve Tangible Net Worth

Threshold	$105,000,000
Target	$140,000,000
Transactional Improvement to Tangible Net Worth Achieved	$307,697,593
% to Target	219.8%

D. Accessing New Capital Growth

Threshold	$75,000,000
Target	$100,000,000
New Capital Growth Achieved	—
% to Target	0.0%

	A	B	C	D	Total Bonus
Ian J. McCarthy	$407,665	$320,400	$320,040	$—	$1,048,105
Allan P. Merrill	203,832	160,200	160,020	—	524,052
Kenneth F. Khoury	135,861	106,800	106,680	—	349,341
Robert L. Salomon	90,797	72,090	72,009	—	234,896

Securities and Exchange Commission

April 7, 2011

Our future filings will include expanded disclosure regarding cash awards substantially consistent with the description above.

23.	We note your reference to the description of your bonus plan in your proxy statement for your 2010 stockholders meeting. This reference does not obviate the need to provide a materially complete discussion and analysis of the bonus plan in your current proxy statement. With a view towards future disclosure, please provide us with a materially complete discussion and analysis of your bonus plan. You should address the application of the bonus plan to each of your named executive officers. In this regard, we note that the description of the bonus plan in your proxy statement for your 2010 stockholders meeting did not address Mr. Salomon, who we note, based on your disclosures, does not appear to have been a named executive officer for fiscal year 2009 but was a named executive officer for fiscal year 2010.

Response

The Company notes the Staff’s comment regarding disclosure of the bonus plan information. In future filings, the Company will provide materially complete disclosure and analysis of both the bonus plan governing the actual awards being reported and the bonus plan covering the fiscal year of the applicable proxy statement. The Company believes that it has disclosed the material terms of the 2011 bonus plan on pages 33-34 of our 2011 Proxy Statement and will provide comparable disclosure and analysis of actual awards paid or payable to the named executive officers eligible to receive awards under the 2011 bonus plan in its 2012 proxy statement. The bonus plan applicable to fiscal year 2012 performance (including the appropriate metrics to support strategic goals and the applicable targets) has not been formulated by the Compensation Committee. We will provide materially complete discussion and analysis of such plan in our 2012 proxy statement.

Mr. Salomon was not deemed to be a named executive officer for fiscal 2009. As a result of additional responsibilities assumed, for fiscal 2010, Mr. Salomon was deemed to be a named executive officer and accordingly, his compensation is disclosed in the 2011 Proxy Statement. The application of the 2010 bonus plan to each named executive officer, including Mr. Salomon, is illustrated in our response to Comment No. 22.

24.

We note your statements on pages 31 and 32 that your compensation programs are structured to reward achievement of predetermined financial and non-financial goals and targets. With a view towards future disclosure, please tell us each of the actual goals or targets for achievement by the NEOs and the

Securities and Exchange Commission

April 7, 2011

company and the extent to which those goals or targets were met. In this regard, we note your disclosure on page 32 discusses whether targets were met, but it does not clearly define the actual goals and targets. To the extent that goals and targets were quantified, your response should provide precise quantitative information.

Response

The information provided in response to Comment Nos. 22 and 23 is responsive to this question.

25.	On page 32, you state that awards may be made under the Bonus Plan by the Compensation Committee “based on outstanding achievements, without reference to any specific performance guidelines.” With a view towards future disclosure, please tell us how the Compensation Committee determines whether to grant awards based on outstanding achievements, and tell us whether the Compensation Committee made awards in this manner for fiscal year 2010. If such awards were made for fiscal year 2010, please provide us with a materially complete discussion and analysis as to how the amounts of those awards were determined.

Response

No such awards to named executive officers were granted for fiscal 2010. A determination by the Compensation Committee whether to grant an award based on outstanding achievements would be made based on an evaluation of each specific achievement and the Committee’s judgment as to whether that achievement should be rewarded with such an award. The evaluation process for this judgment is not prescribed and the Committee’s determination would be based upon the facts and circumstances related to the achievement.

Long-Term Incentive Compensation, page 32

26.	With a view towards future disclosure, please provide us with a materially complete discussion and analysis of how you determined the amounts of the fiscal year 2010 equity awards for each named executive officer (i.e., the number of shares in the restricted stock awards and underlying the stock options). You should provide sufficient detail and explanation to enable us to understand how you determined the amount shown in the grants of plan-based awards table.

Securities and Exchange Commission

April 7, 2011

Response

The Compensation Committee used its judgment in determining the amounts and mix of fiscal 2010 equity awards for each named executive officer and did not adhere to any set formulas or formal allocations for equity awards other than a determination to award an equal number of stock options and restricted stock in recognition of the significant decline in the price of the Company’s stock over the last several years and the Committee’s inability to make meaningful equity awards over the previous few years (see pages 16-17 and 32-33 of the 2011 Proxy Statement). In determining the equity award levels, considerations included historical award practices and levels, limitations on the ability to make awards in recent years, continued depressed prices of the stock of virtually all homebuilders, the practical limits on the awards that may be granted consistent with good governance practices, and effective use of share amounts to cover multiple years.

Summary Compensation Table, page 37

27.	Please tell us why you determined that awards made pursuant to your Bonus Plan (as defined on page 32 of your proxy statement) belonged in the “Bonus” column of the summary compensation table rather than the “Non-Equity Incentive Plan Compensation” column. In this regard, we note that the Bonus Plan appears to be an “incentive plan” for purposes of Item 402 of Regulation S-K. Please see the definition of “incentive plan” in Item 402(a)(6)(iii) of Regulation S-K.

Response

The 2010 awards made pursuant to the Bonus Plan were incorrectly placed in the “Bonus” column of the summary compensation table rather than the “Non-Equity Incentive Plan Compensation” column. Future disclosures will correctly show these awards in the “Non-Equity Incentive Plan Compensation” column.

28.	With a view towards future disclosure, please tell us whether the aggregate grant date fair value of the stock and option awards in the table were in accordance with the FASB ASC Topic 718. Please see Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response

With respect to the Stock Awards and Option Awards listed in the Summary Compensation Table on page 37, the amounts reported reflect the aggregate grant date fair value, as computed in accordance with ASC 718. Each restricted stock

Securities and Exchange Commission

April 7, 2011

award vests in full on the defined vesting date of the grant per the grant agreement. The amounts reported for performance-based restricted stock are based upon the probable outcome as of the grant date of associated performance and market conditions and are consistent with our estimate, as of the grant date, of aggregate compensation cost to be recognized over the performance period.

In accordance with ASC 718, we made certain assumptions in our calculation of the grant date fair value of the awards. See “Note 12 to the Company’s Form 10-K for the fiscal year ended September 30, 2010” for a description of these assumptions. For the awards granted to named executives, the assumptions made in connection with the valuation of these awards are the same as those described in Note 12 to our Form 10-K, except that the expected forfeiture rate is 0% due to the assumption that the named executives will not forfeit any of their stock options or restricted stock.

Grants of Plan-Based Awards, page 38

29.	With a view towards future disclosure, please tell us why you did not include in the table the fiscal year 2010 cash awards made pursuant to your bonus plan.

Response

As described in response to Comment No. 27 above, the 2010 awards made pursuant to the Bonus Plan were incorrectly characterized as non-performance based bonuses. If similar awards are granted in the future, they will be disclosed as non-equity incentive plan compensation and included in the Grant of Plan Based Awards Table.

Director Compensation, page 48

30.	With a view towards future disclosure, please tell us whether the aggregate grant date fair value of the stock and option awards in the table were in accordance with FASB ASC Topic 718. Please see Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response

With respect to the Stock Awards and Option Awards listed in the Director Compensation Table on page 48, the amounts reported reflect the aggregate grant date fair value, as computed in accordance with ASC 718. Each restricted stock award vests in full on either the third or fifth anniversary of the grant or upon the director’s retirement from the Company’s Board of Directors, as prescribed in the grant agreement. Hence, we assumed no estimated forfeitures related to the restricted stock grants to our directors. In accordance with ASC 718, we made certain assumptions in our calculation of the grant date fair value of the stock options. See

Securities and Exchange Commission

April 7, 2011

“Note 12 to the Company’s Form 10-K for the fiscal year ended September 30, 2010” for a description of these assumptions. For the stock options granted to directors, the assumptions made in connection with the valuation of the stock options are the same as those described in Note 12 to our Form 10-K, except that the expected forfeiture rate is 0% due to the assumption that the directors will not forfeit any of their stock options.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

General

31.	Please address the comments above in future filings, as applicable.

Response

The Company will update and expand the disclosure in response to the Staff’s comments in our future filings, including our interim filings where appropriate.

Item 1. Financial Statements, page 4

(4) Inventory, page 14

Inventory Impairments, page 15

32.	We note that your revenue has decreased approximately 48.2% or $102.8 million for the period ended December 31, 2010 compared to the period ended December 31, 2009 and have the following comments.

•

Please advise us whether you have performed an impairment test of your inventory as a result of this negative revenue trend. If not, please explain how you concluded that an impairment test was not necessary. Please explain any qualitative and quantitative factors you considered.

•

If you have performed an impairment test of inventory as a result of this negative trend, please tell us whether you were required to change the significant qualitative and quantitative assumptions relative to future home sales prices, sales incentives, direct and indirect costs of home construction and land development and the pace of new home orders. In this regard, we note from your disclosure on page 57 of your Form 10-K that you assumed limited market improvements in some communities beginning in fiscal 2011 and continuing improvement in these communities in subsequent years. You assume the remaining communities would have market improvements beginning in fiscal 2012. Please address whether these assumptions are still supportable in light of your significant decrease in revenues for the quarter ended March 31, 2011[sic][2].

[2]	The Company’s most recent Form 10-Q related to the quarter ended December 31, 2010.

Securities and Exchange Commission

April 7, 2011

•

Provide us with a summary of your results, if applicable. Given the significant decrease in revenues from the prior comparable period, please tell us how you determined that your inventory is recoverable at December 31, 2010.

Response

In accordance with our accounting policy, we conducted a review of the recoverability of our homebuilding inventories held for development at the community level as of December 31, 2010 as factors indicated that an impairment may have existed for certain communities. Events and circumstances that might indicate impairment include, but are not limited to, (1) adverse trends in new orders, (2) higher than anticipated cancellations, (3) declining margins which might result from the need to offer incentives to new homebuyers to drive sales or price reductions or other actions taken by our competitors, (4) economic factors specific to the markets in which we operate, including fluctuations in employment levels, population growth, or levels of new and resale homes for sale in the marketplace and (5) a decline in the availability of credit across all industries. The nature of the specific assets being analyzed for impairment requires specific assumptions and estimates based on its location, product type, target buyer, competition and macroeconomic characteristics that impact the fair value of our assets, such as levels of unemployment and availability of mortgage financing among other things.

With respect to revenue trends in the communities, we specifically reviewed actual and trending base home sales prices and sales incentives for home sales that occurred in the prior two fiscal quarters that remain in backlog at the end of the fiscal quarter and expected future homes sales prices and sales incentives and absorption over the expected remaining life of the community and compared our community to our competition to include, among other things, an analysis of various product offerings including the size and style of the homes currently offered for sale, community amenity levels, availability of lots in our community and our competition’s, desirability and uniqueness of our community and other market factors. Based on our recoverability reviews and as disclosed in Note 4 to our Form 10-Q for the fiscal quarter ended December 31, 2010 (“Form 10-Q”), “there were no held for development impairments related to our estimated cash flow impairment calculations for the three months ended December 31, 2010.” As a result, based on our analysis, we concluded that our inventory as reported as of December 31, 2010 was recoverable.

Securities and Exchange Commission

April 7, 2011

As disclosed in our MD&A on page 34 to our Form 10-Q, “During the first quarter of fiscal 2011, we generally did not further reduce sales prices or increase sales incentives to drive absorption, as in response to overall market conditions, prospective homebuyers seemed content to wait until later this fiscal year to consider a new home purchase.” As a result, as disclosed in Note 1, page 8, of our Form 10-Q, we continued to assume “limited market improvements in some communities beginning in fiscal 2011 and continuing improvements in these communities in subsequent years. We have assumed the remaining communities would have market improvements beginning in fiscal 2012.” We believe that these assumptions are still supportable despite our significant decrease in revenues for the quarter ended December 31, 2010 which was primarily due to reduced closings driven by lower beginning backlog and current quarter new orders as compared to the prior year rather than by significantly reduced sales prices. The lower beginning backlog in the current year as compared to the prior year related to the acceleration of sales and closings into the prior quarters, driven by the impending expiration of the $8,000 First-time Homebuyer Federal Tax Credit on June 30, 2010. The decrease in new orders was impacted by market conditions as discussed above and by the timing difference between our closeout of older communities and the opening of new communities for sale, impacting the total number of communities with homes available for sale during the quarter ended December 31, 2010. As disclosed on page 36 of our Form 10-Q, “we currently expect new orders and backlog to increase as the availability of mortgage loans further stabilizes, the inventory of new and used homes decreases and consumer confidence in the economic recovery increases” and as our new communities open for sales.

As we have disclosed in our Form 10-Q, “in future periods, we may again determine that it is prudent to reduce sales prices, further increase sales incentives or reduce absorption rates which may lead to additional impairments, which could be material.” As our business and market conditions change, we will continue to assess our disclosures to ensure they provide information related to the current and ongoing risks related to the recoverability of our homebuilding assets, the assumptions underlying our impairment assessment and the risk that further impairment charges may need to be recorded.

Securities and Exchange Commission

April 7, 2011

Item 2. Management’s Discussion and Analysis . . . . page 33

Three Month Period Ended December 31, 2020 Compared to the Three Month Period Ended December 31, 2009, page 36

33.	Please expand/revise your discussion under results of operations for all periods to:

•

Quantify the extent to which material decreases in revenues are attributable to changes in prices, volume or amount of projects, or change in mix in closings between products and among communities. For example, you explain on page 37 the decrease in revenues was primarily attributable to the decrease in closings and a decrease in average selling prices. You also disclosed that the reduction in average selling price was primarily attributable to the mix in closings between products and among communities as compared to the prior year. However, you do not quantify the impact of the decrease in closing and in average selling prices. It is also not clear how your shift in the mix in closings between products and among communities contributed to your decrease in revenues; and

•

Disclose whether your significant decrease in revenues represents a current trend in your revenues. Please disclose whether your anticipated this significant decrease in revenues and your plan of action to increase revenues in future periods.

This is not meant to represent an all inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussions. See Item 303(a)(3) of Regulation S-K.

Response

The Company understands the importance of providing quantitative and qualitative disclosures that convey to investors the current and ongoing risks related to our revenue trends. In future filings, we will augment our disclosure in MD&A with information similar to the following. We believe that this enhanced disclosure would address the Staff’s comments and provide the investors with additional information related to our changes in revenue trends:

“Our 47.3% decrease in revenues was primarily attributable to a 43.6% decrease in the number of homes closed and a 6.5% decrease in the average selling price (“ASP”)

Securities and Exchange Commission

April 7, 2011

of our homes closed during the quarter ended December 31, 2010 as compared to the comparable quarter of the prior year. This decrease in closings was impacted by lower beginning backlog and lower current quarter new orders as compared to the prior year. The lower beginning backlog in the current year as compared to the prior year related to the acceleration of sales and closings into the prior quarters, driven by the impending expiration of the $8,000 First-time Homebuyer Federal Tax Credit on June 30, 2010. The decrease in new orders was impacted by market conditions and by the timing difference between our closeout of older communities and the opening of new communities for sale, impacting the total number of communities with homes available for sale during the quarter ended December 31, 2010.

On a quarterly basis, we typically experience volatility in our ASP related to the percentage of closings between different markets, communities within those markets and product lines and lot locations within those communities. ASP is also impacted by the mix of new builds (i.e. pre-foundation sales) and spec home sales (i.e. started prior to sale). Although our ASP decreased by 6.5% from the prior year, our ASP for homes in backlog as of December 31, 2010 was 20.6% higher than the ASP for the homes closed in the quarter and 3.9% higher than the homes in backlog as of the prior year.”

With respect to disclosing specific quantitative data related to changes in prices, volume or amount of projects, or change in mix in closings between products and among communities, we believe that such disclosure could not be provided without potential misinterpretation by the users of the financial statements as none of these variables can be adequately segregated and disclosed in isolation.

*        *        *         *        *

In preparing our response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 7, 2011

Please direct any further questions or comments you may have regarding our responses to your comments to me at (770) 829-3728.

Sincerely,

/s/ Kenneth F. Khoury

Kenneth F. Khoury
Executive Vice President and General Counsel

cc:	Jessica Dickerson, Securities and Exchange Commission, Staff Attorney

Robert L. Salomon, Beazer Homes USA, Inc., Senior Vice President, Chief Accounting Officer and Controller